FSI Low Beta Absolute Return Fund
Three Canal Plaza, Suite 600
Portland, Maine 04101

May 17,  2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FSI Low Beta Absolute Return Fund
File Nos.: 333-176227 and 811-22595
Filing pursuant to Rule 497(c)

Ladies and Gentlemen:

On behalf of FSI Low Beta Absolute Return Fund (the "Fund"), a Delaware statutory trust, enclosed please find for filing, pursuant to Rule 497(c) of the Securities Act of 1933, as amended, the Prospectus and Statement of Additional Information for the Fund, dated May 15, 2013 and previously filed electronically via EDGAR on May 10, 2013 (Accession No. 0001435109-13-000224). The purposes of this filing are to remove the legend language under Item 501 of Regulation S-K and to make typographical corrections.

If you have any questions or comments concerning the filing, please contact me at (207) 347-2076 or chris.madden@atlanticfundservices.com.

Sincerely,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary to the Fund

cc: Leslie K. Klenk, Esq.
    Bernstein Shur